UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Cortex Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

220524300

(CUSIP Number)

Sung Youp Lee 15F, KT Bldg. 422 Teheranro, Gangnam-Gu, Seoul, Korea +82 2 2192 8421

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2012

(Dates of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

CUSIP No. 220524300

(1)	Name of reporting person Samyang Optics Co., Ltd.
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization South Korea
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 9,831,013 (1)
	(8)	Shared voting power 8,456,833 (2)
	(9)	Sole dispositive power 9,831,013 (1)
	(10)	Shared dispositive power 8,456,833 (2)
(11)	Aggregate amount beneficially owned by each reporting person 18,287,846
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 20.94% (3)
(14)	Type of reporting person CO

(1)	Consists of 9,831,013 shares of Cortex Pharmaceuticals, Inc. common stock
A warrant to purchase up to 4,081,633 shares of common expired unexercised by its terms on June 7, 2012.
(2)	Consists of (i) 6,765,466 shares of Cortex Pharmaceuticals, Inc. common stock, and (ii) a warrant to purchase up to 1,691,367 shares of common stock at an exercise price of $0.1035 per share.
(3)	Based on 85,623,663 shares of common stock outstanding as reported in Cortex Pharmaceuticals, Inc.’s Quarterly Report on Form 10-Q filed May 15, 2012.

CUSIP No. 220524300

(1)	Name of reporting person Samyang Value Partners Co., Ltd.
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization South Korea
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 8,456,833 (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 8,456,833 (1)
(11)	Aggregate amount beneficially owned by each reporting person 8,456,833 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 9.69% (2)
(14)	Type of reporting person CO

(1)	Consists of (i) 6,765,466 shares of Cortex Pharmaceuticals, Inc. common stock, and (ii) a warrant to purchase up to 1,691,367 shares of common stock at an exercise price of $0.1035 per share
(2)	Based 85,623,663 shares of common stock outstanding as reported in Cortex Pharmaceuticals, Inc.’s Quarterly Report on Form 10-Q filed May 15, 2012.

The following constitutes Amendment No.1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on October 20, 2011 (the “Original 13D”),

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D/A (this “Schedule 13D/A”) relates is the common stock (par value $0.001 per share) (the “Shares”) and warrant to purchase common stock, of Cortex Pharmaceuticals, Inc., a California corporation (“Company”). The principal executive offices of the Company are located at 7700 Irvine Center Drive, Suite 750, Irvine, California 92618.

Item 2.	Identity and Background

This Schedule 13D/A is being jointly filed by Samyang Optics Co., Ltd. (“Samyang”), a South Korea corporation, and its wholly-owned subsidiary, Samyang Value Partners Co., Ltd.(“Samyang V.P.”) a South Korea corporation.

Samyang’s principal executive offices are located at 654-4, BONGAM-DONG, MASANHOIWON-GU, CHANGWON-SI, KYOUNGSANGNAM-DO, SOUTH KOREA. The telephone number of Samyang is 82-2-784-9961. Samyang is a global manufacturer of Optical Lens mainly for CCTV and CAMERA. Samyang has been manufacturing Interchangeable DSLR Camera Lens, based on the knowledge and the experiences it have learned since 1970’s, also manufacturing CCTV lens. As uncertainties arise with increasing frequency in modern society, more and more people are seeking security, so the demand for CCTV and its lens is increasing.

Samyang V.P.’s principal executive offices are located at 311 Teheranro, Gangnamgu, Seoul, Korea. The telephone number of Samyang V.P. is 82-2-501-0228. Samyang V.P. is a wholly-owned subsidiary of Samyang. Samyang V.P.’s business purpose is management consulting, investment and investment consulting.

Samyang and Samyang V.P. are collectively hereinafter referred to as the “Reporting Persons.”

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each of Reporting Persons is set forth on Schedule A. During the preceding five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds

On January 15, 2010, Samyang acquired Convertible Note(“Note”) in cash for an aggregate purchase price of $1,500,000 pursuant to Securities Purchase Agreement entered into with the Company. On June 7, 2010, Samyang elected to convert Note into 10,445,579 shares of Common Stock and a warrant to purchase up to 4,081,633 shares of common stock, and conversion price is approximately $0.147 and exercise price for warrant is $0.206.

On October 20, 2011, Samyang V.P. entered into Securities Purchase Agreement with the Company. Pursuant to Securities Purchase Agreement, the Company agreed to sell to Samyang V.P. an aggregate of 6,765,466 shares of Common Stock at a price of $0.0739 per share and a warrant to purchase up to 1,691,367 shares of Common Stock in cash for an aggregate purchase price of $500,000.

Item 4.	Purpose of the Transaction

The Reporting Persons acquired the shares of Common Stock for investment purposes, and the Reporting Persons intend to evaluate the performance of such securities as an investment in the ordinary course of business. The Reporting Persons pursue an investment objective of long-term capital appreciation. In pursuing this investment objective, the Reporting Persons analyze the management, operations and markets of companies in which they invest, including the Company, on a continual basis through analysis of research and discussions with industry and market observers and with representatives of such companies.

Each Reporting Person that owns shares of Common Stock assesses the Company’s business, financial condition, and results of operations as well as economic conditions and securities markets in general and those for the Company’s shares in particular. Depending on such assessments, one or all of such Reporting Persons may acquire additional shares or may sell or otherwise dispose of all or some of the shares of Common Stock. Such actions will depend on a variety of factors, including current and anticipated trading prices for Common Stock, alternative investment opportunities, and general economic, financial market and industry conditions.

Except as described in this Item 4, none of the Reporting Persons has any plans or proposals that relate to, or would result in, any matter required to be disclosed in response to paragraphs as follows

(a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(b) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(c) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(d) Any material change in the present capitalization or dividend policy of the issuer;

(e) Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(f) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(g) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(i) Any action similar to any of those enumerated above.

With regard to the foregoing in this Item 4, Samyang has received additional financing proposal from the Company.

Item 5.	Interest in Securities of Issuer

(a)

For purposes of calculating the percentages set forth in this Item 5, the number of shares of Common Stock outstanding was 85,623,663 shares outstanding as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2012

Samyang currently holds 9,831,013 shares representing 11.48% (based on shares of Common Stock outstanding).

Samyang V.P. currently holds 8,456,833 shares representing 9.69% (based on shares of Common Stock outstanding) consisting of 6,765,466 shares of Common Stock and a warrant to purchase up to 1,691,367 shares of common stock.

Consequently, all the shares that each reporting person has are 18,287,846 representing 20.94% based on shares of Common Stock outstanding.

(b)

Samyang may be deemed to be the beneficial owner of 9,831,013 Shares, over which it has the sole power to vote and the sole power to dispose. Samyang may also be deemed to be the beneficial owner of 8,456,833 Shares, over which it has the Shared power to vote and the Shared power to dispose, and all shares that may be deemed to be beneficially owned by Samyang constitute approximately 20.94% based on shares of Common Stock outstanding. Also, Samyang V.P. may be deemed to be the beneficial owner of 8,456,833 Shares, over which it has the shared power to vote and the shared power to dispose, and all Shares that may be deemed to be beneficially owned by Samyang V.P. constitute approximately 9.69% based on shares of Common Stock outstanding.

(c)

Samyang’s warrant to purchase up to 4,081,633 shares of common stock of Company expired unexercised by their terms on June 7, 2012.

Schedule B annexed hereto lists all other transactions in the Shares, except for the termination of warrant to purchase up to 4,081,633 shares of common stock above, by the Reporting Persons since the filing of Original 13D. All of such transactions were effected in the open market.

(d)

To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

Except as disclosed in this Schedule 13D/A, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those listed on Schedule A), or between such persons and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated October 31, 2011, among the Reporting Persons (previously filed).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment of Schedule 13D is true, complete and correct.

Date: June 7, 2012

SAMYANG OPTICS CO., LTD.

By:	/s/ Dong Hoon Kim
Name: Dong Hoon Kim
Title: Director

SAMYANG VALUE PARTNERS CO., LTD.

By:	/s/ Hyoung Rae Cho
Name: Hyoung Rae Cho
Title: Director

SCHEDULE A

CERTAIN INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF SAMYANG

OPTICS CO., LTD. AND SAMYANG VALUE PARTNERS CO., LTD.

1. Directors and Executive Officers of Samyang. The following table sets forth the name and present principal occupation or employment for each director and executive officer of Samyang. The current business address of each such person is 654-4 Bongamdong, Masanhoiwongu, Changwonsi, South Korea. Each such person is a citizen of Republic of Korea.

Name	Present Principal Occupation or Employment

Seung Chan Kim	Director

Moon Young Chung	Director

Myoung Gun Han	Director

Young Sub Won	Director

Tae Yong Noh	Director

Sung Kwang Heo	Director

Tae Woong Ha	Director

Hyoung Gyu Lee	Director

Jin Kwan Im	Auditor

2. Directors and Executive Officers of Samyang V.P. The following table sets forth the name and present principal occupation or employment for each director and executive officer of Samyang V.P. The current business address of each such person is 311 Teheranro, Gangnamgu, Seoul, Korea. Each such person is a citizen of Republic of Korea.

Name	Present Principal Occupation or Employment

Seung Chan Kim	Director

Sung Kwang Heo	Director

Mi Kyoung Kim	Director

Hyoung Rae Cho	Director

Chang Young Choi	Auditor

SCHEDULE B

Transactions in the Securities of the Issuer since the Filing of Original 13D, except as Set Forth in Item 5(c)

SAMYANG OPTICS CO., LTD.

Class of Security	Securities sold	Price ($)	Date of Trade
Common Stock	10,000	0.0651	2012-05-14
Common Stock	25,000	0.0600	2012-05-17
Common Stock	6,550	0.0552	2012-05-18
Common Stock	5,000	0.0550	2012-05-21
Common Stock	5,000	0.0550	2012-05-22
Common Stock	3,950	0.0550	2012-05-23
Common Stock	1,694	0.0570	2012-05-24
Common Stock	5,000	0.0570	2012-05-25
Common Stock	42,394	0.0538	2012-05-30
Common Stock	107,606	0.0519	2012-05-31
Common Stock	17,806	0.0534	2012-06-01
Common Stock	75,000	0.0521	2012-06-05
Common Stock	40,020	0.0520	2012-06-07